SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 2 )*
Alcobra Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS $0.01 per share
(Title of Class of Securities)
M2239P109
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Regals Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

585,725

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

585,725

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,725

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Regals Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

585,725

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

585,725

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,725

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David M. Slager

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) []
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Dutch

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,135,000

6.	SHARED VOTING POWER

585,725

7.	SOLE DISPOSITIVE POWER

1,135,000

8.	SHARED DISPOSITIVE POWER

585,725

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,720,725

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Alcobra Ltd. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
Azrieli Triangle Building
132 Derech Menachem Begin, 39th
Tel Aviv L3 6701101

Item 2(a).	Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i)
Regals Capital Management LP ("Regals Management"), which serves as investment manager to Regals Fund LP ("Regals Fund") with respect to the Ordinary Shares (as defined in Item 2(d) below) directly owned by Regals Fund;

ii)	Regals Fund; and
iii)            David M. Slager ("Mr. Slager")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of Regals Management, Regals Fund and Mr. Slager is 152 West 57th Street, 9th Floor, New York, New York 10019.
Item 2(c).	Citizenship:
i)	Regals Management is a Delaware limited partnership;
ii)	Regals Fund is a Delaware limited partnership; and
iii) Mr. Slager is a citizen of the Netherlands.
Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value NIS $0.01 per share ("Ordinary Shares")
Item 2(e).	CUSIP Number:
M2239P109
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
This Item 3 is not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the date hereof, Regals Fund directly owned 585,725 Ordinary Shares.  Regals Management, as the investment manager of Regals Fund, may be deemed to beneficially own the Ordinary Shares owned directly by Regals Fund. Mr. Slager, as the managing member of the general partner of Regals Management, may be deemed to beneficially own the Ordinary Shares beneficially owned by Regals Management, in addition to the 1,135,000 Ordinary Shares.
(b)	Percent of class:
The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 27,560,000 Ordinary Shares outstanding as of September 16, 2016.  As of the date hereof, each of Regals Fund and Regals Management may be deemed to have beneficially owned approximately 2.1% of the Ordinary Shares outstanding and Mr. Slager may be deemed to  beneficially have owned approximately 6.2% of the Ordinary Shares outstanding.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A of the Schedule 13G filed with the Securities and Exchange Commission on October 14, 2015.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 14, 2017
REGALS CAPITAL MANAGEMENT LP By: Regals Capital Holdings LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
REGALS FUND LP By: Regals Fund GP LLC, its general partner
By: /s/ David M. Slager Name: David M. Slager Title: Managing Member
DAVID M. SLAGER
By: /s/ David M. Slager Name: David M. Slager